Exhibit 6.3

M.H. Franchise Company, Inc.

950 S. Cherry Street, Suite 850

Denver, CO 80246

January 11, 2022

VIA EMAIL DELIVERY

Kenny Rose

Founder

TNT Franchise Fund, Inc.

405 W. Superior St. #93

Chicago, IL 60654

Dear Kenny:

This letter of intent (this “Letter of Intent”) sets forth the proposed terms upon which TNT Franchise Fund, Inc., a Delaware corporation (“TNT”), proposes to acquire from M.H. Franchise Company, Inc., a Colorado corporation (“Franchisor”), the right to develop and operate 25 Teriyaki Madness® restaurants (the “Restaurants”; such transaction, the “Transaction”). Except as expressly set forth herein, this Letter of Intent is not intended to create an express or implied obligation to negotiate or execute a binding contract or to complete a transaction, or to create any other legal binding or enforceable obligation, on any party referenced herein.

1.            Proposed Transactions. The parties contemplate that they will complete the following transactions (the “Proposed Transactions”):

(a)           Ownership of Restaurants. Upon the acquisition of sufficient capital by TNT to fund the development of the Restaurants (such date, the “Capital Acquisition Date”), TNT and Franchisor shall use their best efforts to negotiate and enter into one or more franchise agreements (together with any and all other agreements executed by the parties in connection therewith, the “Franchise Agreement”) pursuant to which TNT shall acquire the right to develop and operate the Restaurants.

(b)            Location of Restaurants. The Restaurants shall be primarily located in the greater metro areas of the following cities: Denver, Houston, Tampa and Chicago.

(c)            Development Schedule. TNT and Franchisor shall use their best efforts to determine a development schedule for the development and opening of the Restaurants with the intention that all Restaurants will be open and operating within three (3) years of the Capital Acquisition Date.

2.            Due Diligence. Franchisor shall have the right to conduct an investigation of the business, operations, assets, liabilities and financial condition of TNT prior to entering into any franchise agreements with TNT, such investigation to be completed to Franchisor’s satisfaction in its sole and absolute discretion. TNT will furnish Franchisor with such business, operating and financial data and other information regarding the business, operations, assets, liabilities and financial condition of TNT as Franchisor may from time-to-time reasonably request.

3.            Confidentiality. The parties hereby agree that any information furnished by one party to another party is solely for the recipient party’s confidential use in connection with the Proposed Transactions.  Except as otherwise required by law, rule or regulation, or judicial or administrative process, no party will disclose or otherwise refer to confidential information of any other party, the terms or conditions of this Letter of Intent, or the Proposed Transactions, including the existence of this Letter of Intent and the fact that discussions are taking place regarding the Proposed Transactions, without such other party’s prior written consent. Notwithstanding the above, TNT may share all such information with its officers, directors, affiliates, employees, equity holders, accountants, counsel, agents and other representatives (the “TNT Parties”), and Franchisor may share all such information with its officers, directors, affiliates, employees, equity holders, accountants, counsel, agents and other representatives, provided that: (a) disclosure of such information is limited to such persons who have a specific need to know the information for the sole purpose of assisting the applicable party with its evaluation of the Proposed Transactions; and (y) each such person is subject to confidentiality obligations that are at least as restrictive as those included in this Letter of Intent.

4.            Intention of the Parties.

(a)            Except as provided in Section 4(b) hereof, this Letter of Intent constitutes only a preliminary, non-binding statement of the intentions of the parties hereto, does not contain all matters upon which agreement must be reached for the Proposed Transactions to be consummated, and creates no legal obligations on the part of any party hereto with respect to the Proposed Transactions. Further efforts by Franchisor to perform due diligence or carry out other acts in contemplation of the completion of the Proposed Transactions will not be deemed evidence of intent by Franchisor to be bound by this Letter of Intent. This Letter of Intent does not contain the essential or material terms that the parties expect will be a part of the Franchise Agreement. A binding commitment with respect to the Proposed Transactions will result only from the execution of the Franchise Agreement.

(b)           Notwithstanding any other terms of this Letter of Intent to the contrary, the provisions of Sections 3 and 5 through 8 constitute legal, valid and fully binding obligations of the parties hereto.

5.            Termination. This Letter of Intent may be terminated at any time by either party (the date of the earliest of such events to occur, the “Termination Date”). Upon the termination of this Letter of Intent, all rights and obligations of the parties hereunder will terminate, except for the Binding Provisions which will remain in full force and effect in accordance with their respective terms.

6.            Fees and Expenses. Each of the parties hereto will pay its own fees and expenses, including, without limitation, all fees and expenses of legal counsel, accountants, advisors, investment bankers and ppraisers, in connection with the negotiation, execution and delivery of this Letter of Intent, the Franchise Agreement and the consummation of the Proposed Transactions, regardless of whether the Proposed Transactions are consummated.

7.            Public Announcements. Except to the extent such disclosure is required by applicable law, neither TNT nor any TNT Party will issue any press release nor make any public announcements or other disclosures regarding the Proposed Transactions without the prior written consent of Franchisor.

8.            Miscellaneous.

(a)           Brokers’ and Finders’ Fees. Each party will indemnify the other party and hold the other party harmless from any claim for brokers’ or finders’ fees arising out of the transactions contemplated hereby by any person claiming to have been engaged by such party.

(b)           Governing Law. This Letter of Intent will be governed by and construed in accordance with the laws of the State of Colorado, without regard to the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(c)           Counterparts. This Letter of Intent may be executed and delivered electronically in two or more counterparts, each of which will be deemed to be an original, but all of which together will constitute one and the same instrument.

If the foregoing terms and conditions are acceptable to you, please indicate your acceptance by signing in the space provide below.

Very truly yours,

M.H. Franchise Company, Inc.

By:	/s/ Michael Haith
Name:
Title

Agreed and accepted as of

the date first written above:

TNT Franchise Fund, Inc.

By:	/s/ Kenny Rose
	Name:	Kenny Rose
	Title:	President

3